Exhibit 99.1

Tantech Holdings Receives $20 Million in Electric Van and Bus Sales Orders

Lishui, China, September 21, 2017/PRNewswire/ -- Tantech Holdings Ltd. (NASDAQ : TANH) (the "Company" or "Tantech"), a leading clean energy company in China, announced today that its 70% owned subsidiary, Suzhou E Motors Buses Co., Ltd., has signed sales contracts worth approximately $20 million (RMB128.8 million) for its electric vans and buses.

According to two separate contracts dated September 21, 2017 with Zhenjiang Baichuan New Energy Automobile Co., Ltd. (the “Buyer”), the Buyer will purchase 450 all-electric vans (ZQK6810EV6) and 10 all-electric buses (ZQK6810EV8) from Tantech, with a projected unit sales price of RMB 280,000 (or US$43,077). The unit sales price excludes Chinese government subsidies for electric car sales that Tantech may be eligible to receive. The Buyer has made an earnest money deposit to lock in price and must pay approximately 30% of the total purchase amount by November 1, 2017 to move forward with the purchase, and the buyer will pay the balance at delivery. The Company is targeting to deliver the order the end of 2017.

As previously announced In July, Tantech’s all-electric van (ZQK6810EV6) and all-electric bus (ZQK6810EV8) were both approved for sale by China’s Ministry of Industry and Information Technology (“MIIT”). The van, specially designed for airports and tourist attractions, can carry as many as 34 passengers. The bus, developed to satisfy demand for urban public transportation, can carry 46 passengers. Both vehicles are expected to deliver a driving range of 250 km, or 155 miles per charge.

"China today is already the world’s largest market for new energy vehicles (NEVs), and Tantech is committed to contributing to further development of electric vehicles in the country." commented by Mr. Zhengyu Wang, Chairman and Chief Executive Officer of Tantech, “We have been devoting our corporate efforts to building a more environmentally friendly world. In addition to manufacturing a series of bamboo charcoal products, Tantech has entered the electric vehicle industry through the recent acquisition of Suzhou E Motor. This new sales contract, along with the recent MIIT approval of two of our EV models, laid a solid foundation for us to gain market share in the fast growing Chinese EV segment.”

China is the world's largest market for automobiles, with over 28 million vehicles sold in 2016, a number that is expected to top 40 million per year by mid-2020. The rapid development of China’s car market has brought serious environment problems, with about a quarter of PM2.5 or fine particles of dust smaller than 2.5 micrometers in diameter that are hazardous to human health, in Chinese big cities coming from internal combustion engines.

To combat this growth in pollution, China has worked to develop its electric vehicle market through incentives as it works to cut its carbon emissions. Last year China sold about 500,000 alternative energy vehicles, accounting for almost half of the global sales of such vehicles.

Speaking at an auto forum earlier this month, Mr. Guobin Xin, China's Vice Minister of Industry and Information Technology said that Chinese regulators are working to come up with a timeline for phasing out the sales and production of fossil fuel cars.

Mr. Wang is optimistic about the impact of such trends on China’s green carmakers and noted that Tantech is in talks with other clients over electric vehicle sales and hopes to enter more purchase agreements in the near future. Over the long run, Tantech will continue to accelerate research and development efforts to enhance the Company's competitiveness in China's promising electric vehicle market.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products, including a variety of branded consumer products and electric double-layer capacitor ("EDLC") carbon products for industrial energy applications. The Company aims to transform itself from a bamboo-based charcoal products producer to a vertically integrated company along the EDLC Carbon - power battery - specialty new energy vehicle value chain. For more information please visit: http://www.tantechholdings.com

About Suzhou E Motors Co., Ltd.

Established in April 2011 Suzhou E Motors Co., Ltd. ("Suzhou E Motors") is an innovative leader in the design, manufacture and distribution of electric vehicles ("EVs"). With outstanding quality and reliable battery production, our system enables to effectively integrate renewable and conventional energy sources across all our product lines. Suzhou E Motors offers a wide range of EVs, including urban sanitary vehicles, electric logistics vehicles and mini tourist buses with current annual capacity of approximately 5,000 EVs. For more information please visit: http://www.emotorsbus.com.

Forward-Looking Statements:

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to performance and fulfillment under purchase agreements in accordance with their terms, implementation of government policies, availability of subsidies, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869